                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                    For the quarter ended September 30, 2000

                      SPARKLING SPRING WATER GROUP LIMITED

           19 FIELDING AVENUE, DARTMOUTH, NOVA SCOTIA, CANADA B3B 1C9
                  (Address of principal executive offices)


        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]



                      Form 20-F     X                     Form 40-F
                                  -----                                 -----


        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]



                      Yes                                 No              X
                                  -----                                 ------

                      SIGNATURE



        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Sparkling Spring Water Group Limited


                                   By:
                                            -----------------------------------
                                   Name:    David M. Arnold
                                   Title:   Vice President Finance, Treasurer


Date:
     --------------------------

                         TABLE OF ADDITIONAL REGISTRANTS

                                                                                        PRIMARY STANDARD
                                                                                          INDUSTRIAL
                                                       STATE OR OTHER JURISDICTION OF   CLASSIFICATION
EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER   INCORPORATION OF ORGANIZATION      CODE NUMBER
Sparkling Spring Water Limited                         Nova Scotia                           5149
Canadian Spring Water International Limited            Nova Scotia                           5149
Cool Spring Water Company Limited                      Nova Scotia                           5149
Rocky Mountain Springs Water, Inc.                     Nova Scotia                           5149
Spring Water, Inc.                                     Delaware                              5149
Cullyspring Water Co., Inc.                            Washington                            5149
Crystal Springs Acquisition, Inc.                      Delaware                              5149
Nature Springs Water Company Limited                   England                               5149
Krystal Fountain Water Co. Limited                     England                               5149
Water at Work Limited                                  Scotland                              5149
Natural Water Limited                                  Scotland                              5149



        The address of the principal executive offices of each of the Additional Registrants is the same as for Sparkling Spring Water Group Limited, as set forth on the cover page of this Report.

                      Sparkling Spring Water Group Limited

                         Quarterly Report On Form 6 - K
                    For The Quarter Ended September 30, 2000


                                      INDEX

                                                                           Page
Part I  Financial Information

Item 1.  Financial Statements

         Consolidated Balance Sheets as of September 30, 2000
         and December 31, 1999.............................................   1

         Consolidated Statements of Operations for the three and nine month
         periods ended September 30, 2000 and 1999.........................   2

         Consolidated Statements of Cash Flows for the nine months
         ended September 30, 2000 and 1999.................................   3

         Notes to Consolidated Financial Statements........................   4

Item 2.  Management's Discussion And Analysis Of
         Financial Condition And Results Of Operations.....................   7

Part II. Other Information

Item 6.  Exhibits and Reports on Form 6-K..................................  11


Part I  Financial Information

Item 1. Financial Statements


                      SPARKLING SPRING WATER GROUP LIMITED

                           CONSOLIDATED BALANCE SHEETS


(in thousands of U.S. dollars)                    September 30,   December 31,
                                                      2000            1999
                                                     ------          -------
                                                  (Unaudited)
ASSETS

Current
Cash and cash equivalents                           $   1,167       $     567
Accounts receivable                                    13,459          11,491
Inventories [NOTE 3]                                    2,046           1,482
Prepaid expenses                                        1,926           1,453
                                                    ---------       ---------
    Total current assets                               18,598          14,993

Fixed assets                                           38,302          36,207
Goodwill and deferred charges                          48,688          50,227
Other assets                                            1,876           1,634
                                                    ---------       ---------
    Total assets                                    $ 107,464       $ 103,061
                                                    =========       =========

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities            $  12,408       $  10,028
Income tax payable                                         --             103
Customer deposits                                       5,997           5,466
Senior bank debt--operating line [NOTE 8]               5,120               -
Debt due within one year                                1,822           2,963
                                                    ---------       ---------
    Total current liabilities                          25,347          18,560
                                                    ---------       ---------
Obligations under non-compete agreements                  217               -
Obligations under capital leases and other debt         1,363           2,267
Senior bank debt [NOTE 8]                              15,145          13,973
Subordinated notes payable [NOTE 4]                    88,100          88,100
                                                    ---------       ---------
    Total long-term liabilities                       104,825         104,340
                                                    ---------       ---------
Shareholder's equity (deficiency)
Capital Stock
Issued and outstanding:
Class D common shares--1,383,328                        5,917           6,241
Class E common shares--5,860                              168             177
                                                    ---------       ---------
                                                        6,085           6,418
Cumulative translation adjustment                      (4,145)         (1,538)
Deficit                                               (24,648)        (24,719)
                                                    ---------       ---------
    Total shareholder's equity (deficiency)           (22,708)        (19,839)
                                                    ---------       ---------
      Total liabilities and
        shareholder's equity (deficiency)           $ 107,464       $ 103,061
                                                    =========       =========


                            SEE ACCOMPANYING NOTES

                      SPARKLING SPRING WATER GROUP LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)


                                             Three Months   Three Months  Nine Months  Nine Months
                                                 Ended         Ended         Ended        Ended
                                                9/30/00       9/30/99       9/30/00      9/30/99
                                             ------------   ------------  -----------  -----------
(in thousands of U.S. dollars)
Revenue:
   Water                                       $ 13,135       $ 11,753     $ 34,772     $ 31,458
   Rental                                         4,317          4,059       11,900       11,268
   Other                                          2,218          1,919        6,146        5,522
                                               --------       --------     --------     --------
   Total revenue                                 19,670         17,731       52,818       48,248
                                               --------       --------     --------     --------
Cost of sales:
   Water                                          2,966          2,679        7,208        6,815
   Other                                            893            801        2,386        2,292
                                               --------       --------     --------     --------
   Total cost of sales                            3,859          3,480        9,594        9,107
                                               --------       --------     --------     --------
Gross profit                                     15,811         14,251       43,224       39,141

Expenses:
   Selling, delivery and administrative          10,742          9,039       28,778       25,523
   Integration and related expenses [NOTE 9]        238             --          408            -
   Depreciation and amortization                  2,739          2,553        8,051        7,447
                                               --------       --------     --------     --------
Operating profit                                  2,092          2,659        5,987        6,171

Interest and related expenses [NOTE 4]              748          3,637        5,493        8,776
                                               --------       --------     --------     --------
Income (loss) before income taxes and
  extraordinary item                              1,344           (978)         494       (2,605)
Provision  for income taxes                         (57)            --         (423)           -
                                               --------       --------     --------     --------
Net income (loss) before extraordinary item       1,287           (978)          71       (2,605)

Extraordinary item [NOTE 5]                          --             --           --          758
                                               --------       --------     --------     --------
Net income (loss)                                 1,287           (978)          71       (1,847)

Other comprehensive income (loss):
   Foreign currency translation adjustment         (550)         1,183       (2,607)         999
                                               --------       --------     --------     --------
Comprehensive income (loss)                    $    737       $    205     $ (2,536)    $   (848)
                                               ========       ========     ========     ========

Basic earnings (loss) per share before
  extraordinary item                           $   0.93       $  (0.70)    $   0.05     $  (1.88)
                                               ========       ========     ========     ========
Diluted earnings per share before
  extraordinary item                           $   0.91            N/A     $   0.05          N/A
                                               ========       ========     ========     ========
Basic earnings (loss) per share                $   0.93       $  (0.70)    $   0.05     $  (1.33)
                                               ========       ========     ========     ========
Diluted earnings per share                     $   0.91            N/A     $   0.05          N/A
                                               ========       ========     ========     ========


                            SEE ACCOMPANYING NOTES

                      SPARKLING SPRING WATER GROUP LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                       Nine           Nine
                                                   Months Ended   Months Ended
(in thousands of U.S. dollars)                     September 30,  September 30,
                                                       2000           1999
                                                   -------------  -------------
OPERATING ACTIVITIES
Net income (loss)                                    $     71       $ (1,847)
Items not requiring cash
   Depreciation and amortization                        8,051          7,447
   Deferred taxes                                          --            151
   Amortization of deferred financing costs               404            404
   Extraordinary item                                      --           (758)
   Cross currency swap [NOTE 4]                            79           (722)
                                                     --------       --------
                                                        8,605          4,675

Net change in non-cash working capital balances        (1,380)            61
                                                     --------       --------
Cash provided by operating activities                   7,225          4,736
                                                     --------       --------
INVESTING ACTIVITIES
Purchase of fixed assets, net                          (6,316)        (7,764)
Acquisitions                                           (5,253)             -
                                                     --------       --------
Cash used in investing activities                     (11,569)        (7,764)
                                                     --------       --------
FINANCING ACTIVITIES
Increase in long-term debt                              6,012          4,087
Repayment of long-term debt                              (998)        (1,229)
Repurchase of subordinated notes payable                   --         (8,500)
Decrease in subscription receivable                        --            122
Increase in deferred charges and other assets             (70)          (234)
                                                     --------       --------
Cash provided by (used in) financing activities         4,944         (5,754)
                                                     --------       --------
Effect of foreign currency translation                     --           (325)

Increase (decrease) in cash and cash equivalents
  during the period                                       600         (9,107)
Cash and cash equivalents, beginning of period            567          9,728
                                                     --------       --------
Cash and cash equivalents, end of period             $  1,167       $    621
                                                     ========       ========

SUPPLEMENTAL CASH FLOW DISCLOSURE

Interest paid                                        $  6,620       $  6,668
                                                     ========       ========

Income taxes paid                                    $    528       $    285
                                                     ========       ========


                            SEE ACCOMPANYING NOTES

                     SPARKLING SPRING WATER GROUP LIMITED

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000
                                  (Unaudited)

1.   Basis of Presentation

        Sparkling Spring Water Group Limited ("Sparkling Spring") is incorporated under the laws of the Province of Nova Scotia, Canada and provides containered water to home and office markets in British Columbia, Alberta and the Maritime provinces of Canada, England, Scotland and the Pacific Northwestern United States.

        The Company uses the U.S. dollar as its reporting currency. Balance sheet accounts of all non-U.S. entities are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Income statement accounts of all non-U.S. entities are translated into U.S. dollars at average exchange rates prevailing during the period. Gains and losses on translation are included in a separate component of shareholder's equity titled "cumulative translation adjustment".

        The accompanying unaudited consolidated financial statements have been prepared on a historical cost basis by management in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements of the Company reflect all adjustments necessary to present fairly the financial position of the Company, the results of its operations and the changes in its cash flows for the interim periods presented. All such adjustments are of a normal recurring nature.

        The accompanying consolidated financial statements should be read in conjunction with the Audited Financial Statements for the year ended December 31, 1999 and the notes thereto contained in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.


2.   Seasonal Nature of Business

        Operating results for the three and nine month periods ended September 30, 2000 are not necessarily indicative of the results that may be expected for the year ended December 31, 2000 due to the seasonal nature of the business. This seasonality results from a combination of higher unit sales of the Company's products in the second and third quarters and the accounting for such administrative and other overhead costs including but not limited to depreciation, amortization and interest expense which are not significantly impacted by business seasonality.

3.   Inventories

        Inventories consist of the following (thousands of dollars):

                                    September 30, 2000   December 31, 1999
                                    ------------------   -----------------
                                        (unaudited)
     Packaging materials                    $  467             $  339
     Coolers not yet in service                320                327
     Goods for resale                          605                417
     Cooler parts                              496                246
     Other                                     158                153
                                            ------             ------

                                            $2,046             $1,482
                                             =====              =====


                      SPARKLING SPRING WATER GROUP LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000
                                   (Unaudited)

4.      Derivative Financial Instruments

        In December 1997, the Company entered into two cross currency interest rate swaps with a US bank to more closely match the interest requirements of its subordinated notes with the cash flows earned by the Company's Canadian and UK subsidiaries. The Company entered into a $30 million US six-year swap in British pounds sterling and a $28 million US five-year swap in Canadian dollars. The Canadian dollar swap was terminated in October 1998. In September 2000, the pounds sterling swap was terminated realizing cash proceeds of $4.1 million. Concurrent with the termination of the pounds sterling swap, the Company entered into a new $30 million US three year swap in Canadian dollars. The semi annual interest payments on the Canadian dollar swap are approximately $2.4 million Canadian dollars. At September 30, 2000, the aggregate fair market value of the Canadian dollar swap was approximately $0.5 million in favor of the Company and is included in other assets. The value of the pounds sterling swap as at December 31, 1999 was $0.3 million in favor of the Company. For the nine months ended September 30, 2000, approximately $4.0 million of the $4.3 million increase in the pounds sterling and Canadian dollar swaps between December 31, 1999 and September 30, 2000 has been recorded as a decrease in interest expense. For the nine months ended September 30, 1999, approximately $0.7 million of the $0.8 decrease in the pounds sterling swap liability between December 31, 1998 and September 30, 1999 was recorded as a decrease in interest expense.

5. Extraordinary Item

        In May 1999, the Company paid $8.5 million to repurchase $10 million face value of its outstanding Subordinated Notes Payable. A gain of $758,000 related to the repurchase of the Subordinated Notes has been recorded, net of applicable income taxes of $386,000 and costs of $356,000 representing a write off of a proportionate amount of deferred charges incurred in connection with the issuance of the Subordinated Notes Payable in November of 1997.

6.     Earnings per Share

        The weighted average number of shares used to calculate basic and diluted earnings per share is 1,389,188 and 1,436,975, respectively, for the three and nine month periods ended September 30, 2000 and 1999.

7.     Acquisitions

        On November 27, 1999, the Company purchased the assets of the Misty Mountain Water Division of Baxter Foods Limited ("Misty") for approximately $1.4 million. Misty operates in the Maritime Provinces of Canada.

        On May 31, 2000, the Company purchased all of the outstanding capital stock of Mr. Softwater Ltd., operating as Cool Spring ("Cool Spring") for approximately $3.8 million including debt assumed. Cool Spring operates primarily in the Calgary, Alberta Canada market and focuses on the direct delivery of both eighteen litre and smaller size packages of water to residential and commercial customers and the rental of water coolers. Immediately following the acquisition, Mr. Softwater Ltd. was amalgamated with Cool Spring Water Company Limited, a company formed for the purpose of acquiring Mr. Softwater Ltd.

        On July 17, 2000, the Company purchased all of the outstanding shares of Rocky Mountain Springs Water, Inc. ("Rocky Mountain") for cash consideration of $0.6 million including debt assumed. Rocky Mountain operates in the Edmonton, Alberta Canada market.

        On August 8, 2000, the Company purchased the operating assets of Sparta Water, Inc. and subsidiaries ("Sparta") for cash consideration of approximately $0.9 million including buyout of certain vehicle leases used by Sparta. Sparta operates in the Edmonton, Calgary and Grand Prairie Alberta, Canada markets.

        The following unaudited pro forma information presents a summary of consolidated results of operations as if the acquisitions of Misty, Cool Spring, Rocky Mountain and Sparta had occurred at January 1, 1999.

                                       Three Months  Three Months  Nine Months  Nine Months
     (thousands of dollars except         Ended         Ended         Ended        Ended
     per share amounts)                  9/30/00       9/30/99       9/30/00      9/30/99
                                       ------------  ------------  -----------  -----------
     Total revenue                      $ 19,755      $ 19,053      $ 54,892     $ 52,027
     Net income (loss)                     1,263        (1,320)         (379)      (2,898)
     Extraordinary item                       --            --            --          758
     Basic earnings (loss) per share        0.91         (0.95)        (0.27)       (2.08)


                      SPARKLING SPRING WATER GROUP LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000
                                   (Unaudited)
8.      Senior Credit Facility


        The Company has available a $38 million multi-currency credit facility that provides for a $15 million operating line (the "Operating Line Facility") which is renewable annually by April 30th, a $13 million five year acquisition line (the "Acquisition Facility") and a $10 million term note (the "Note Buyback Facility"). The Acquisition Facility includes $3 million of availability over which the Company has the flexibility to repurchase, at its discretion, certain of the Company's outstanding Subordinated Notes Payable. Amounts outstanding under the Note Buyback Facility will be repaid over a five-year period beginning with a $1 million payment scheduled for October 31, 2000. The Acquisition Facility will be reduced by $2 million per year beginning April 30, 2001. The Company has pledged as collateral a first priority security interest granted in favor of the lenders over substantially all of the assets of the Company. The Company's obligations under the credit facility rank senior to the payment of the Company's Subordinated Notes Payable.

9.      Integration and Related Expenses

        As part of integrating Cool Spring, Sparta and Rocky Mountain into the Company's existing business, non-recurring costs were incurred to reduce and relocate staff, convert the acquired business' computer systems, close acquired facilities and eliminate small pack production operations.

10.   Summary of Business Segments

        The Company's business segments derive substantially all their revenues from the sale of bottled water and the rental of water coolers. The Company has identified three primary business segments: Canada, the United Kingdom and the United States.

                Segment detail is summarized as follows:

                                                  Three Months   Three Months   Nine Months   Nine Months
(thousands of dollars)                               Ended          Ended          Ended         Ended
                                                    9/30/00        9/30/99        9/30/00       9/30/99
                                                   -----------   ----------     ----------    -----------
Revenue:
Canada                                             $  8,914        $  6,907      $ 22,404       $ 19,008
United Kingdom                                        6,731           7,203        19,218         19,090
United States                                         4,025           3,621        11,196         10,150
                                                   --------        --------      --------       --------
                                                   $ 19,670        $ 17,731      $ 52,818       $ 48,248
                                                   ========        ========      ========       ========
Net income before depreciation,
 interest, income taxes and extraordinary item:
Canada                                             $  2,317        $  1,943      $  6,119       $  5,257
United Kingdom                                        2,336           2,913         7,016          7,255
United States                                           848             938         2,650          2,566
Unallocated corporate overhead                         (670)           (582)       (1,747)        (1,460)
                                                   --------        --------      --------       --------
                                                   $  4,831        $  5,212      $ 14,038       $ 13,618
                                                   ========        ========      ========       ========


11.  Comparative Figures

        Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

ITEM 2.        Management's Discussion And Analysis Of
               Financial Condition And Results Of Operations

        The following is management's discussion and analysis of certain significant factors which have affected the Company's financial position and operating results during the periods included in the accompanying consolidated financial statements.

 RESULTS OF OPERATIONS

        The following table sets forth, for the periods indicated, certain statement of operations and other data of the Company as a percentage of revenue.

                                           Three Months  Three Months  Nine Months  Nine Months
                                               Ended         Ended        Ended        Ended
                                              9/30/00       9/30/99      9/30/00      9/30/99
                                           ------------  ------------  -----------  -----------
Revenue                                          100%          100%         100%         100%
Cost of sales                                   19.6          19.6         18.2         18.9
                                               -----         -----        -----        -----
Gross profit                                    80.4          80.4         81.8         81.1
Selling, delivery and administrative            54.7          51.0         54.5         52.9
Integration and related expenses                 1.2            --          0.8           --
                                               -----         -----        -----        -----
EBITDA                                          24.5          29.4         26.5         28.2
Depreciation and amortization                   13.9          14.4         15.2         15.4
                                               -----         -----        -----        -----
Operating profit                                10.6          15.0         11.3         12.8
Interest and related expenses                    3.8          20.5         10.4         18.2
                                               -----         -----        -----        -----
Income (loss) before income taxes and
   extraordinary item                            6.8          (5.5)         0.9         (5.4)
Provision for income taxes                      (0.3)           --         (0.8)          --
                                               -----         -----        -----        -----
Net income (loss) before extraordinary item      6.5          (5.5)         0.1         (5.4)
Extraordinary item                                --            --           --          1.6
                                               -----         -----        -----        -----
Net income (loss) before extraordinary item      6.5          (5.5)         0.1         (3.8)
                                               =====         =====        =====        =====


THREE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 1999

        REVENUE. Revenue increased $2.0 million or 10.9% to $19.7 million in the three months ended September 30, 2000 compared to $17.7 million in the three months ended September 30, 1999. Revenues from acquisitions completed during and after the 1999 third quarter accounted for approximately $1.8 million of the increase. Revenue was reduced by approximately $0.5 million or 2.8% due to a decline in the Pound Sterling which was slightly offset by a small increase in the Canadian dollar. The balance of the increase of $0.7 million was from growth in sales from the Company's higher customer location base. The Company's customer location base was approximately 184,000 as at September 30, 2000 compared to 160,300 as at December 31, 1999. The Company's customer base grew by approximately 13,700 during the third quarter of 2000. The acquisitions of Sparta and Rocky Mountain accounted for approximately 4,900 of the increase.

        COST OF SALES. The cost of sales increased by $0.4 million or 10.9% to $3.9 million in the 2000 third quarter compared to $3.5 million in the comparable 1999 period as a result of growth in the Company's underlying customer base. The cost of sales as a percentage of revenue was 19.6% for the three months ended September 30, 2000, the same as the 1999 period.

         OPERATING EXPENSES. Selling, delivery, and administrative operating expenses (excluding integration and related expenses of $0.2 million) increased by $1.7 million or 18.8% to $10.7 million in the third quarter from $9.0 million in the 1999 period. This increase was due to a $0.4 million increase in sales and marketing costs related to increased customer rental placements and a $0.8 million increase in distribution expenses primarily driven by increases in bottle sales to customers and significantly higher gasoline prices. As a percentage of revenue, selling, delivery and administrative expenses increased from 51.0% in the 1999 period to 54.7% in the 2000 third quarter.

        DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased by 7.2% or $0.2 million in the 2000 third quarter to $2.7 million from $2.5 million in the 1999 period. This increase was the result of depreciation of capital expenditures made since the third quarter of 1999 to support the growth in the Company's water cooler customer base and due to the significant increase in fixed and intangible assets acquired as a result of acquisitions completed in the 2000 second and third quarters. Depreciation for the three months ended September 30, 2000 reflects the change in the Company's depreciation method to the straight line method which was adopted in the Company's 1999 year end financial statements. Depreciation expense for the three months ended September 30, 1999 was calculated using the declining balance method.

        OPERATING PROFIT. The Company's operating profit decreased by $0.6 million to $2.1 million in the 2000 third quarter from $2.7 million in the 1999 period as a result of $0.2 million in integration expenses incurred related to the acquisition of Sparta and Rocky Mountain, the increase in selling and distribution expenses as noted in Operating Expenses above and increased depreciation and amortization charges. As a percentage of revenue, operating profit decreased to 10.6% in the 2000 third quarter from 15.0% in the 1999 period due principally to the increase in selling and delivery expenses and the impact of a decrease in the pound sterling exchange rate. Earnings before interest, taxes, and depreciation and amortization expense ("EBITDA") for the three months ended September 30, 2000 was $4.8 million compared to $5.2 million in the 1999 third quarter. As a percentage of revenue, EBITDA decreased to 24.5% in the 2000 third quarter from 29.4% in the 1999 period primarily due to the acquisition and integration charge of $0.2 million and higher operating expenses as noted above.

        INTEREST EXPENSE. Interest expense decreased by $2.9 million from $3.6 million in the third quarter of 1999 to $0.7 million in the 2000 quarter. Interest expense was reduced by $2.5 million in the third quarter of 2000 and increased by $0.6 million in the 1999 quarter as a result of interest accrued due to the fluctuating value of the Company's cross currency swap (see Note 4 of the Notes to Consolidated Financial Statements included elsewhere in this Report). Excluding the impact of accounting for the cross currency swap, interest expense in the 2000 third quarter increased by $0.2 million from the 1999 period. An increase in interest expense associated with increased borrowings under the Company's Acquisition Facility was only partially offset by lower interest costs arising from the redemption of $11.9 million of the Company's Subordinated Notes Payable. These Notes were redeemed at a discount in the 1999 second and fourth quarters using Senior Debt that carries a lower effective interest rate.

NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO THE NINE MONTHS ENDED JUNE 30, 1999

        REVENUE. Revenue increased $4.6 million or 9.5% to $52.8 million in the nine months ended September 30, 2000 compared to $48.2 million in the nine months ended September 30, 1999. Revenues from acquisitions completed after the 1999 third quarter accounted for approximately $3.2 million of the increase. Revenue growth was reduced by approximately $0.7 million or 1.4% due to a decline in the British pound sterling, which was offset partially by an increase in the Canadian dollar. The balance of the increase was from growth in water sales from the Company's higher customer location base. The Company's customer location base was 184,000 as at September 30, 2000 compared to 160,300 as at December 31, 1999. The acquisition of Mr. Softwater Ltd., Sparta and Rocky Mountain accounted for approximately 12,000 of the increase.

        COST OF SALES. The cost of sales increased by $0.5 million or 5.3% to $9.6 million in the nine months ended September 30, 2000 compared to $9.1 million in the comparable 1999 period as a result of acquisitions completed since the 1999 period and growth in the Company's underlying customer base. The cost of sales as a percentage of revenue decreased by 0.7% from 18.9% in the 1999 period to 18.2% in the 2000 period. This decrease was primarily due to $0.2 million in supplier credits and improved production efficiencies which more than offset an increase in the mix of lower margin small pack case production.

        OPERATING EXPENSES. Selling, delivery, and administrative operating expenses (excluding integration and related expenses of $0.4 million) increased by $3.3 million or 12.8% to $28.8 million for the nine months ended September 30, 2000 compared to $25.5 million in the comparable 1999 period. This increase is primarily due to a $1.7 million increase in distribution costs due to higher fuel costs and additional expenses necessary to support the Company's increased customer base that was up over 16.5% from the year ago period. In addition, selling expenses rose by $1.0 million primarily due to a 110% increase in net new rental placements (an increase of 6,650 rentals) during the 2000 period. General and administrative expenses increased by approximately $0.5 million or 4% as increases in general and administrative expenses from acquisitions were only partially offset by lower bad debt reserves. As a percentage of revenue, operating expenses increased from 52.9% in 1999 to 54.5% in 2000.

        DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased by 8.1% or $0.6 million to $8.0 million in the nine months ended September 30, 2000 from $7.4 million in the comparable 1999 period. As a percentage of revenue, depreciation and amortization expense was 15.2% in the 2000 period compared to 15.4% in the 1999 period. Depreciation for the nine months ended September 30, 2000 reflects the change in the Company's depreciation method to the straight line method which was adopted in the Company's 1999 year end financial statements. Depreciation expense for the nine months ended September 30, 2000 was calculated using the declining balance method.

        OPERATING PROFIT. The Company's operating profit decreased $0.2 million from $6.2 million in the nine months ended September 30, 1999 to $6.0 million in the comparable 2000 period due principally to integration and related expenses of $0.4 million associated with the acquisitions of Cool Spring, Rocky Mountain and Sparta. As a percentage of revenue, operating profit decreased from 12.8% in the 1999 period to 11.3% in the nine months ended September 30, 2000 due principally to acquisition and integration expenses associated with the three acquisitions completed in 2000. EBITDA increased by 3.1% or $0.4 million to $14.0 million from $13.6 million in the 1999 period as a result of sales revenue from the higher customer base growing faster than operating expenses. As a percentage of revenues, EBITDA decreased to 26.6% in the nine months ended September 30, 2000 from 28.2% in the 1999 period due principally to increases in selling and delivery expenses and acquisition charges.

        INTEREST EXPENSE. Interest expense decreased by $3.3 million from $8.8 million in the 1999 period to $5.5 million in the 2000 period. Interest expense was reduced by approximately $4.0 million in the nine months ended September 30, 2000 and $0.7 million in the nine months ended September 30, 1999 as a result of interest benefits accrued due to the fluctuating value of the Company's cross currency swap (see Note 4 of the Notes to Consolidated Financial Statements included elsewhere in this Report). Excluding the impact of accounting for the cross currency swap, interest expense for the nine months ended September 30, 2000 was $9.5 million, the same as the 1999 period. Higher borrowing levels incurred to fund capital expenditures and business acquisitions after the 1999 period were offset by decreased interest costs driven by lower average interest rates on the Company's debt obligations. The lower average interest rates arose from the redemption of $11.9 million of the Company's Subordinated Notes Payable which were redeemed using Senior Debt that carries a lower effective interest rate.

LIQUIDITY AND CAPITAL RESOURCES

        Historically, the Company has funded its capital and operating requirements with a combination of cash flow from operations, borrowings under bank credit facilities and equity investments from shareholders. The Company has utilized these sources of funds to make acquisitions, to fund significant capital expenditures at its properties, to fund operations and to service debt. The Company presently expects to fund its future capital and operating requirements at its existing operations through a combination of cash generated from operations and borrowings under the Senior Credit Facility (see below).

        Net cash provided by operating activities was $7.2 million for the nine months ended September 30, 2000 and $4.7 million for the nine months ended September 30, 1999. Net cash used in investment activities was $11.6 million in 2000 and $7.8 million in 1999. The 2000 uses include $5.3 million related to the acquisitions of Mr. Softwater Ltd., Rocky Mountain Springs Water Inc. and the purchase of the assets of Sparta Water, Inc. The Company made net capital expenditures of $6.3 million in the nine months ended September 30, 2000 and $7.8 million in the nine months ended September 30, 1999. Capital expenditures in the 1999 period included approximately $1.1 million related to the purchase of production equipment for a new plant in Vancouver, Canada. Capital expenditures in the 2000 period are primarily related to the purchase of water bottles, water coolers, delivery trucks and computer equipment to support the growth in the Company's customer location base. Based on the Company's existing operations, management expects that the Company's capital expenditures will total approximately $12.0 million in 2000 including the purchase of a new plant in Scotland which was finalized early in the fourth quarter.

        In May 1999, the Company paid $8.5 million to repurchase $10 million face value of its outstanding Subordinated Notes Payable. An extraordinary gain of $758,000 related to the repurchase of the Subordinated Notes was recorded. This gain was net of applicable income taxes of $386,000 and costs of $356,000 representing a write off of a proportionate amount of deferred charges incurred in connection with the issuance of the Subordinated Notes Payable in November of 1997.

        The Company believes that existing cash balances together with cash generated from operations and available borrowings under the Senior Credit Facility will be sufficient to finance the Company's working capital and capital expenditure requirements for 2000 as well as some small acquisitions. However, there can be no assurance that such resources will be sufficient to meet the Company's anticipated requirements or that such capital will be available to the Company on terms and conditions acceptable to the Company.

SENIOR CREDIT FACILITY

        The Company has available a $38 million multi-currency credit facility that provides for a $15 million operating line (the "Operating Line Facility") which is renewable annually by April 30th, a $13 million five year acquisition line (the "Acquisition Facility") and a $10 million term loan (the "Note Buyback Facility"). The Acquisition Facility includes $3 million of availability over which the Company has the flexibility to repurchase, at its discretion, certain of the Company's outstanding Subordinated Notes Payable. Amounts outstanding under the Note Buyback Facility will be repaid over a five year period beginning on October 31, 2000 with a $1 million payment due and the balance in annual installments of $2 million with a final payment scheduled on October 31, 2005. The Acquisition Facility will be reduced by $2 million annually over a six-year period beginning April 30, 2001.

        The Company has pledged as collateral a first priority security interest granted in favor of the lenders over substantially all of the assets of the Company. The Company's obligations under the credit facility rank senior to the payment of the Company's Subordinated Notes Payable.

        Amounts outstanding under the Senior Credit Facility bear interest at specified rates based on the Canadian prime, U.S. prime, London inter-bank market and Bankers' Acceptances rates. As of September 30, 2000, the Company had approximately $7.1 million outstanding under the Operating Line Facility including $2.3 million of outstanding letters of credit, $6.3 million outstanding under the $13 million Acquisition Facility and $9.8 million outstanding under the Note Buyback Facility.

        In November 2000, the Company borrowed an additional $3.0 million on its Operating Line Facility in connection with the purchase of the new plant in Scotland. Subsequently, the Company obtained financing of $2.0 million from the Royal Bank of Scotland which is secured by the new plant.

RECENT ACCOUNTING PRONOUNCEMENTS

        In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". The new statement requires all derivatives to be recorded on the balance sheet at fair value and establishes new accounting rules for hedging instruments. The statement is effective for years beginning after June 15, 2000. Management is currently assessing the potential impact of this statement on the consolidated financial statements.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

        Statements included in this Report that do not relate to present or historical conditions are "forward looking statements" within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "1995 Reform Act"). Additional oral or written forward-looking statements may be made by the Company from time to time, and such statements may be included in documents other than this Report that are filed with the SEC. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements in this Report and elsewhere may include without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources and are intended to be made pursuant to the safe harbor provisions of the 1995 Reform Act. Words such as "believes," "forecasts," "intends," "possible," "expects," "estimates," "anticipates," or "plans" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that such forward-looking statements involve risks and uncertainties including without limitation the following: (i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company; (ii) the Company's ability to expand by acquisitions is dependent upon, and may be limited by, the availability of suitable acquisition candidates and the availability of financing therefor on suitable terms; (iii) the Company's ability to obtain financing will be affected by restrictions contained in the Indenture and the Company's other existing and future financing arrangements; (iv) the Company's proposed expansion strategy will be substantially dependent upon the Company's ability to hire and retain skilled management, financial, marketing and other personnel; (v) the Company's plans and results of operations will be affected by the Company's ability to successfully manage growth (including monitoring operations, controlling costs and maintaining effective quality and inventory controls; (vi) the market for attractive acquisitions in the bottled water industry is becoming increasingly competitive, which could make the Company's acquisition strategy more difficult to achieve; (vii) the Company's operations are subject to the jurisdiction of various governmental and regulatory agencies which regulate the quality of drinking water and other products and any failure by the Company to comply with existing and future laws and regulations could subject the Company to significant penalties or impose additional costs on the Company or otherwise have a material adverse affect on its financial position or results of operations; (viii) any interruption in the availability of water to the Company from municipal sources and local natural springs could have a material adverse affect on the Company's operations until suitable replacement sources are located; (ix) risks associated with currency fluctuations and (x) other risks and uncertainties indicated from time to time in the Company's filings with the SEC.

Part II  Other Information

Item 6.  Exhibits and  Reports on Form 6-K

         (a) Exhibits
             None

         (b) Reports on 6-K (incorporated by reference)

             Report on Form 6-K dated August 1, 2000 covering the Press Release dated July 20, 2000 announcing further acquisitions and entry into the Edmonton and Grand Prairie, Alberta, Canada, markets.

             Report on Form 6-K dated August 17, 2000 covering :

               - Press Release dated August 4, 2000, announcing placement by Sparkling Spring Water Holdings Limited of $10 million in common equity

               - Press Release dated August 15, 2000 announcing record first half revenue and EBITDA

                  Report on Form 6-K dated October 4, 2000 covering the Press
            Release dated October 3, 2000 announcing expectation of record revenue and customer growth in the third quarter.


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